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                             June 25, 2021

       John Ciampaglia
       Chief Executive Officer
       Sprott ESG Gold ETF
       Royal Bank Plaza, South Tower
       200 Bay Street, Suite 2600
       Toronto, Ontario
       Canada M5J 2J1

                                                        Re: Sprott ESG Gold ETF
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 11,
2021
                                                            CIK No. 0001837824

       Dear Mr. Ciampaglia:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 4

   1. Refer to your response to comment 1. You state that the creation and redemption process involves the transfer
of unallocated gold to or from the Trust, rather than the transfer of
                                                        ESG Approved Gold.
Please address here how the amount of unallocated gold held by the
                                                        Trust may impact the
creation or redemption process, including a discussion of whether the Trust will always
hold some amount of unallocated gold in order to meet potential redemption requests. In
addition, please provide a summary here and a detailed
 John Ciampaglia
FirstName
Sprott ESGLastNameJohn  Ciampaglia
            Gold ETF
Comapany
June       NameSprott ESG Gold ETF
     25, 2021
June 25,
Page 2 2021 Page 2
FirstName LastName
         description in an appropriate section of your prospectus regarding the process by which unallocated gold is replaced with ESG Approved Gold and the process by which ESG
         Approved Gold is replaced with unallocated gold and any risks associated with this process.
2. Refer to your responses to comments 2 and 3. Please clarify here that although the Trust will incur additional costs associated with sourcing ESG Approved Gold, the value of the
         ESG Approved Gold will be determined by utilizing the LBMA Gold Price PM, which does not distinguish between gold that meets your ESG criteria and gold that does not.
         Similarly, we note your disclosure in the second to last risk factor on page 17 that the additional costs associated with the enhanced sourcing requirements of ESG Approved
         Gold will be borne by the Trust's Sponsor. Please revise to clarify that such additional costs may result in a higher Sponsor's fee as compared to other gold products without similar ESG sourcing requirements, and address the impact of a higher fee on an investor's potential return on an investment in your Trust.
3. Refer to your response to comment 7. Please disclose here that the determination of whether a mining company or mine meets the ESG Criteria will be based, in part, on the subjective judgment of the Sponsor as the selection and application of the factors used to determine whether a mining company or mine meets the ESG Criteria will be based upon the subjective judgment of the Sponsor.
Overview of the Gold Sector, page 29

4. Refer to your response to comment 4. Please revise this section to state that there is not an industry standard for ESG standards or criteria in the gold mining industry and that you are not aware of a separate market for ESG Approved Gold and do not believe that one will develop so that investors understand how the ESG Approved Gold will fit into the overall gold market. If known, please address the size of the overall gold market that consists of gold mined with ESG criteria similar to your own.
ESG Approved Gold: Selection and Diligence, page 36

5.       Refer to your response to comment 5. Please disclose the ESG Approved
Mining
         Companies and ESG Approved Mines in this section prior to the effectiveness of the registration statement and confirm that you will include and update this information in your periodic reports filed under the Exchange Act and any updates or supplements to the prospectus.
Entitlements, page 61

6. Please revise to clearly describe the limitation on derivative actions in Section 7.2 of the
         Trust Agreement, including a statement that the provision does not apply to any derivative action, suit or other proceeding brought on behalf of the Trust for claims under the federal securities laws and the rules and regulations thereunder. In addition, please revise your disclosure here and in the first risk factor on page 27 to clarify that, pursuant to the Trust
 John Ciampaglia
Sprott ESG Gold ETF
June 25, 2021
Page 3
         Agreement, no registered holder shall have the right, power or authority to bring or maintain a derivative action, suit or other proceeding on behalf of the Trust, unless two or more registered holders, who (i) are not affiliates of one another and
(ii) collectively hold
         at least 25% of outstanding Shares join in bringing the action, suit or other proceeding.
       You may contact David Irving at 202-551-3321 or Sharon Blume at 202-551-3474 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameJohn Ciampaglia                               Sincerely,
Comapany NameSprott ESG Gold ETF
                                                                Division of
Corporation Finance
June 25, 2021 Page 3                                            Office of
Finance
FirstName LastName